NEWS RELEASE

June 12, 2008

Trading Symbols:

AMM :TSX, AAU : AMEX

www.almadenminerals.com

ALMADEN SELLS PROSPECTOR MTN., RETAINS NSR

Almaden Minerals Ltd. (TSX: AMM, AMEX: AAU; “Almaden”) is pleased to announce that it has signed a letter agreement with Tarsis Capital Corp. (TSXV: TCC; “Tarsis”) whereby Tarsis can acquire a 100% interest in the Prospector Mountain gold-silver-copper property, located in central Yukon subject to a net smelter return payable to Almaden.

Tarsis will issue Almaden 100,000 fully paid shares and make cash payment of $30,000 for a 100% interest in the property.  Almaden will retain a 2% net smelter royalty (NSR) over any minerals produced from the property. Half of the NSR may be purchased at any time after production commences for fair value as determined by an independent valuator. Tarsis also agrees to issue Almaden 500,000 fully paid shares upon receipt of a positive Bankable Feasibility Study for the property. The acquisition is subject to the approval of the TSX Venture Exchange.

The Prospector Mountain property consists of 239 mineral claims (Approximately 4,996 hectares) originally staked by Almaden and located 90 kilometres north-west of Carmacks, Yukon. The property lies within the Dawson Range portion of the Tintina Gold Belt and covers an area of hydrothermal alteration and mineralisation indicative of both a porphyry copper-gold and epithermal gold-silver mineralising environment. Copper-gold mineralised and K-silicate altered Cretaceous intrusive rocks outcrop on the project as well as banded quartz veins that have returned high silver and gold values from samples taken in historic work programs.

Tarsis Grants Bonus Shares To Almaden

Pursuant to a property acquisition agreement dated 16 July, 2007, Almaden is also pleased to announce that a bonus share issue clause has been triggered.  Under the terms of the acquisition agreement, Tarsis was required to grant Almaden 500,000 fully paid shares if a property optionee spent $200,000 prior to 16 July 2009 on one of the projects sold to Tarsis as part of the acquisition agreement, a condition which was recently met.

About Almaden

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has an interest in 23 properties that are under active exploration. Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.